FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For October 31, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]       Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]       No [X]


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                               INDEX TO EXHIBITS

Item
----

1. ArerCo Limited September 16, 2002 Quarterly Cash Report, Analysis of Financial Condition and Results of Operations and Particulars of AerCo's portfolio.





                                  Page 2 of 3
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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 31, 2002


                                                AERCO LIMITED


                                                By:  /s/ Adrian Robinson
                                                     ------------------------
                                                     Name:  Adrian Robinson
                                                     Title: Attorney-in-Fact



                                  Page 3 of 3
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                                                                         Item 1


                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                      June 17, 2002 to September 16, 2002

I    BACKGROUND AND GENERAL INFORMATION

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.

At the time of issue of the 2000 notes, AerCo undertook to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the U.S. Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,340.8 million at September 16, 2002. The adjusted appraised value of AerCo's portfolio at September 16, 2002 is $1,263.8 million.

At September 16, 2002, AerCo owned (directly and indirectly) 61 aircraft, all of which are on operating leases, having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999, one B757

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aircraft and one B747 aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Further aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee of the notes (the "Indenture"). As of September 16, 2002, all of the 61 aircraft were on lease to 34 lessees in 20 countries as shown on pages 14 and 15 attached. On October 10, 2002 and October 14, 2002, AerCo repossessed its two MD82 aircraft from Vanguard Airlines Inc. which had filed for Chapter 11 bankruptcy protection on July 31, 2002.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by factors including various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default, bankruptcy and mergers.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 13 "AerCo Cashflow Performance for the Period from June 17, 2002 to September 16, 2002 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated July 15, August 15 and September 16, 2002. The financial data in these reports includes cash receipts from June 12, 2002 (first day of the Collection Period for the July 2002 Report) up to September 10, 2002 (last day of the Collection Period for the September 2002 Report). Page 15 presents the cashflow information from July 17, 2000 to the September 2002 Payment Date. This report however limits its commentary to the Three Month Period.

II COMPARISON OF ACTUAL CASH FLOWS VERSUS THE ADJUSTED BASE CASE FOR THE THREE MONTH PERIOD

The terrorist attacks of September 11, 2001 and the associated military action by the United States and its allies in Afghanistan has had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. Since September 11, 2001, AerCo has reached agreement with a number of its lessees for rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines, which has had and is expected to continue to have a negative impact on AerCo's future cash performance. There is no certainty that AerCo`s results for the current Three Month Period are indicative of its future cashflow performance and/or that the aviation industry will recover in the near term or at all from the effects of the terrorist attacks of September 11, 2001. See
Section IV Recent Developments.

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case (the "Adjusted Base Case"). These assumptions were developed prior to the events of September 11, 2001 and do not take into account the subsequent effects that these events have had on the global economies of the world and in particular, the aviation industry, including aircraft leasing. Future performance can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults.

For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 13.

CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $41.9 million in Total Cash Collections, $2.2 million less than the Adjusted Base Case amount of $44.1 million. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 13).

[2]  Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $4.0 million in loss of revenue was attributed to Renegotiated Leases, most of which related to leases which were renegotiated post September 11, 2001.

[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. At September 16, 2002, AerCo had 52 fixed rate leases and 9 floating rate leases. The revenue loss attributable to Rental Resets during the Three Month Period was $3.8 million, reflecting the poor market conditions currently being experienced in addition to the low interest rate environment.

[4]  Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, no revenue was lost due to aircraft sales.

[5]  Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $38.1 million compared to $39.5 million for the previous three month period.

[6]  Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $3.2 million versus $4.2 million at the end of the Three Month Period, giving a negative movement of $1.0 million.

Analysis of Current Arrears Balances

                                         % of     Current   Current    Movement
                          Aircraft    Appraised   Arrears   Arrears   in Current
    Country               Type          Value*    16/9/02   17/6/02    Arrears
    --------              ---------     ------    -------   -------   ----------
                                                     $M        $M         $M
1   Italy** .........     B737-400        3.5       0.2       0.4        0.2
2   Italy** .........     A320-200        1.8       0.6       0.4       (0.2)
3   Spain ...........     MD83            3.4       1.0       1.7        0.7
4   US ..............     MD82            2.5       1.0       0.4       (0.6)
6   Brazil ..........     F100            3.7       0.6         -       (0.6)
7   Brazil ..........     B737-500        1.4       0.2         -       (0.2)
8   Brazil** ........     B737-300        1.4       0.4       0.6        0.2
9   Other+ ..........     Various         7.1       0.2      (0.3)      (0.5)
                                                   ----      ----       ----
                                         Total      4.2       3.2       (1.0)
                                                   ----      ----       ----

*    Appraised Value as of February 19, 2002
** Restructuring Agreements have been signed with these lessees. See Section III Other Financial Data
+ This comprises a number of lessees none of which had significant outstanding balances.

As at September 16, 2002, an amount of $4.2 million was owed to AerCo Group, against which security deposits of $7.1 million were held.

As at June 17, 2002, an amount of $3.2 million was owed to AerCo Group, against which security deposits of $3.3 million were held.

[7]  Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash inflow of $0.6 million compared to $2.8 million outflow assumed in the Adjusted Base Case. This variance of $3.4 million is due to the six factors described in items [8] to [13] below.

[8] & [9] Bad Debts and Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the utilisation of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs or security deposit draw downs in the Three Month Period.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.6 million from two lessees in accordance with a payment schedule agreed with those lessees. The total rescheduled receivable amounted to $2.2 million at the end of the Three Month Period in respect of four lessees. See Section III Other Financial Data for further information on the restructuring agreements.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. There were no aircraft off lease during the Three Month Period.


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[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, there were no repossession costs.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $37.7 million, $5.4 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.3 million, $0.6 million less than assumed in the Adjusted Base Case, due primarily to the lower LIBOR rates currently being experienced.

[17] Aircraft Sales

There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $4.9 million and maintenance expenditure amounted to $1.0 million, generating a positive net maintenance revenue of $3.9 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.

Cash Expenses

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $3.5 million compared with an assumed amount of $3.1 million. A number of offsetting factors discussed below have given rise to this negative variance of $0.4 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $0.8 million, compared with $1.4 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.

[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $0.8 million, which is equal to $0.8 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

                                                               $m
                                                              ---
          Retainer Fee.................................       0.4
          Rent Collected Fee...........................       0.4
                                                              ---
          Total Aircraft Servicer Fees . ..............       0.8
                                                              ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $1.9 million, which is $1.0 million greater than the assumed fees of $0.9 million in the Adjusted Base Case. This adverse variance is primarily due to increased professional fees incurred in the period and the renewal cost of the Directors and Officers liability insurance premium.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $10.0 million. This is $12.8 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $22.8 million. No interest was paid to the Class E noteholder which was in line with the Adjusted Base Case for the period. The lower interest payments reflect lower actual interest rates than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $11.0 million, $11.4 million greater than the assumed swap receipt of $0.4 million. This also reflects the lower than assumed interest rate environment.

[32] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $17.4 million, $1.2 million greater than assumed in the Adjusted Base Case. At September 16, 2002, total outstanding principal balances of $1,221.2 million were $3.0 million greater than that assumed in the Adjusted Base Case of $1,218.2 million.

III  OTHER FINANCIAL DATA

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, some of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties. Following the events of September 11, 2001, the economic difficulties faced by many of the lessees have been greatly exacerbated.

AerCo has responded and continues to respond to the needs of lessees in financial difficulty, where appropriate, by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

As of September 16, 2002, amounts outstanding for more than 30 days for rental payments due under the leases equalled $2.0 million. These leases were in respect of aircraft representing 14.2% of the portfolio by appraised value at February 19, 2002. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

An Asian lessee of two B737-300 and one B737-400 aircraft representing 4.6% of the portfolio by appraised value at February 19, 2002, was adversely affected by the 1998 Asian economic crisis such that it sought bankruptcy protection in 1998. As part of the lessee's rehabilitation plan, the Servicer agreed with the lessee to a schedule covering the payment of arrearages over the period to October 31, 2002 and the extension of leases. At September 16, 2002, these arrearages amounted to $0.1 million. All amounts have been paid in accordance with the scheduled terms as of September 16, 2002.

A Latin American lessee representing 2.6% of the portfolio by appraised value at February 19, 2002 has experienced continuing cashflow difficulties in recent years. In the recent past the Servicer agreed not to exercise its remedies in respect of events of default which existed under the lease at that time, in order to permit the lessee to have a stable business environment in which to develop, negotiate and implement a long-term business plan. On June 19, 2001, the Servicer signed a restructuring agreement, under which the lessee issued secured and unsecured notes to replace outstanding arrears. These secured and unsecured notes have been repaid in full as at March 31, 2002. In addition the monthly lease rental in respect of the aircraft was reduced by 19%. The lessee has since advised the Servicer that as of July 1, 2002 no further lease rental payments will be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rental for a period of six months, foregoing the remaining 50%. During this period the lessee will prepare a new business and fleet plan based on a new restructuring agreement with its lessors. The Servicer has notified the lessee that it demands full compliance with the lease agreement before considering any new restructuring. At September 16, 2002 this lessee has paid all its contractual rental and maintenance payments to AerCo.

As of September 16, 2002, a European lessee representing 1.8% of the portfolio by appraised value at February 19, 2002 owed $0.6 million, $0.3 million of which was outstanding for more than 30 days. The lessee repaid $0.3 million of this amount by the end of September 2002. The Servicer had previously concluded a restructuring agreement with the lessee which included a deferral of receivables in the amount of $0.9 million and a deferral of 33% of the rentals from March to May 2002, all of which are repayable from June 2002 to March 2003. To date, the lessee has repaid all deferred amounts in accordance with the schedule of terms.

As of September 16, 2002, a European lessee representing 3.4% of the portfolio by appraised value at February 19, 2002 owed $1.0 million, $0.5 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount against a maintenance claim due on the same aircraft.

As of September 16, 2002 a North American lessee representing 2.5% of the portfolio by appraised value at February 19, 2002, owed $1.0 million, $0.8 million of which was outstanding for more than 30 days. The Servicer has repossessed the two aircraft on lease to this lessee in early October 2002. (See Section IV - Recent Developments below).

Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, a Latin American lessee representing 3.66% of the portfolio by appraised value at February 19, 2002, informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft, which may include any or all of AerCo's five F-100 aircraft currently on lease to it. The Servicer is currently in negotiations with this lessee in order to establish if it intends to return AerCo's aircraft. At September 16, 2002, this lessee owed $0.6 million, $0.2 million of which was outstanding for more than 30 days. Since August 2002, this lessee is currently paying AerCo 50% of its contractual lease rentals each month.

As of September 16, 2002, a Latin-American lessee representing 1.44% of the portfolio by appraised value at February 19, 2002 owed $0.4 million, $0.2 million of which was in arrears for more than 30 days. In addition an amount of $0.5 million is outstanding as part of its deferred receivable.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   RECENT DEVELOPMENTS

In July 2000, AerCo issued subclass A-3 notes in the principal amount of $565 million and bearing interest at Libor plus 0.46% with an expected final payment date of June 15, 2002 and a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15, 2002. In accordance with the terms of these notes, step-up interest of 0.50% accrues on the subclass A-3 notes if they are not repaid in full or refinanced by their expected final payment date.

Notwithstanding the current difficult conditions in the capital markets, over the last number of months, the Board of Directors of AerCo, in consultation with its advisers, has given extensive consideration to the economic feasibility of refinancing the subclass A-3 notes on or before June 15, 2002, including a review of various structural enhancements which might have rendered such a refinancing viable.

On May 14, 2002 the Board of Directors determined that, in the current market conditions, it was not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. On July 24 and October 23, 2002 the Board of Directors reaffirmed its decision not to refinance the subclass A-3 notes in the current market environment. Accordingly, step-up interest of 0.50% per annum became due and payable from June 15, 2002 on the subclass A-3 notes and will continue to be due and payable until they are repaid in full or refinanced. Under the schedule of required payment priorities applicable to AerCo, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo's class A, class B, class C and class D notes and any aircraft modification payments.

The Board of Directors of AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.

During the past 12 to 18 months, there has been a general downturn in the world economic climate, with a consequential negative impact on the commercial aviation industry. During the Three Month Period, the slowdown in the world economic climate has continued with a consequential continuing negative impact on the operating conditions in the world aviation industry. This economic slowdown was exacerbated by the events of September 11, 2001 in the United States and the economic and political situation since those events.

The short term effects of the events of September 11, 2001 have included among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, reduced operations by airlines, increased costs due to new security directives adopted by the relevant aviation authorities, increased insurance premiums and new insurance arrangements required by the insurance markets and fluctuations in the price of fuel.

In particular, airlines worldwide continue to experience significant difficulties in maintaining war insurance cover in the amounts required under their leases with AerCo and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded.

Such consequences are having a material adverse impact on the financial condition of AerCo's lessees and their ability to perform under their leases and depending on their scope and duration, which AerCo cannot predict at this time, may continue to have such effect. The effect of any future military action by the U.S. and its allies may also exacerbate these effects. They may also lead to reduced demand for AerCo's aircraft, which may impact its ability to re-lease aircraft on a timely basis and at favourable rates, and may reduce the value of its aircraft. These effects have caused a reduction in AerCo's cash flow which may adversely affect AerCo's ability to make payments on the notes.

As outlined above, many of AerCo's lessees have made requests for amongst other things, rental reductions and deferrals, early return of aircraft and other cashflow alleviation measures. In particular, during this downturn in the aviation industry, there has been a sharp increase in the availability of aircraft for lease, leading to significant over capacity, increased downtime, a decline in lease rates and a fall in the realisable value of aircraft in open market sale transactions. The effect of these events is likely to result in impairment provisions with respect to the carrying value of certain of AerCo's aircraft. As a consequence of these adverse economic, political and trading conditions, we expect to perform behind the 2000 Adjusted Base Case assumptions.

North American Concentration. At September 16, 2002, 18.6% of the aircraft by appraised value at February 19, 2002 were leased by operators in North America. The commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have entered into plans of reorganisation or sought protection through bankruptcy, insolvency or other similar proceedings and several major U.S. airlines have ceased operations. The long term effect that the

September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and any future military action in the Middle East may have for the aviation industry in the U.S. is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for domestic and international passenger air travel by U.S. citizens, a general reduction in North Atlantic traffic and increased security costs for U.S. airlines in mitigating against possible further acts of terrorism, resulting in reduced profits and possible solvency or even bankruptcy issues for U.S. airlines. On August 11, 2002, US Airways filed for Chapter 11 bankruptcy protection in the United States.

One of our U.S. lessees, representing 2.49% of our portfolio by appraised value at February 19, 2002, filed for Chapter 11 protection on July 31, 2002. Since then there have been ongoing talks between the lessee and several potential investors. Following the rejection on September 26, 2002 of an offer made for the lessee by one potential investor, the lessee asked the court and the unsecured creditors for an additional week to allow this investor to revise its offer. Unfortunately, no acceptable offer was made by this potential investor and the Servicer repossessed AerCo's two MD-82 aircraft in early October 2002. At September 16, 2002, arrears by this lessee amounted to $1.0 million of which $0.8 million was outstanding for more than 30 days. The Servicer does not expect that it will recover the full amount of these arrears from this lessee.

Asia Pacific Concentration. At September 16, 2002, 22.10% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee, leased 5.1% of the aircraft by appraised value at February 19, 2002.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee which leases 4.6% of the aircraft by appraised value at February 19, 2002, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of the lessee's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations. The medium to long term effect that the recent bombings in Bali on October 12, 2002 may have for the global aviation industry and the Asia Pacific region in particular, will not be known for some time but may lead, among other things, to a reduction in tourist traffic to the region and increased security costs for Asian airlines and other businesses in mitigating against possible further acts of terrorism.

Latin American Concentration. At September 16, 2002, 10.00% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in the United States, Europe and/or other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 3.66% of the aircraft by appraised value at February 19, 2002, operates five of the aircraft in Brazil. In addition Varig and Nordeste lease one B737-300 and one B737-500 respectively, together representing 2.9% of the aircraft by appraised value at February 19, 2002. While there was some stabilisation in the Brazilian economy, the economy is currently suffering instability and high inflation and any future general deterioration in the Brazilian economy means that these lessees may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil and Argentina could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo's other lessees. Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, TAM informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft, which may include any or all of AerCo's five F-100 aircraft currently on lease to it.

Colombia has recently suffered economically as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft, representing 2.59% of the portfolio by appraised value at February 19, 2002, to a Colombian lessee. This lessee advised the Servicer that as of July 1, 2002, no further lease rental payments would be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rentals for a period of six months, foregoing the remaining 50%. (See Section III - Other Financial Data above).

The long term effect that the September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and any future military action in the Middle East may have for the aviation industry in the Latin American region is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for passenger air travel especially to and from the U.S. due to fears regarding additional acts of terrorism and increased security costs for airlines in mitigating against possible further acts of terrorism, which may result in reduced profits and possible solvency issues for some airlines. Fuel prices could also rise significantly.

European Concentration. At September 16, 2002, 49.3% of the aircraft by appraised value at February 19, 2002 were leased by operators based in Europe. Of this amount, lessees of 42.8% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 6.5% of the aircraft were based in "emerging" European markets, principally Turkey. As of September 16, 2002, 22.5% of the aircraft by appraised value at February 19, 2002 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. The current downturn as exacerbated by the events of September 11, 2001 and the subsequent and continuing economic and political fallout or any future recession or other worsening of economic conditions in one or more of those countries, particularly if combined with high fuel prices and / or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Since European airlines primarily receive their revenue in euro, any weakness in the euro may adversely affect the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases. In addition, the long term effect that the September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and any future military action in the Middle East may have for the European aviation industry is not yet fully known and although European airlines currently do not appear to be as adversely impacted as airlines in the United States, the immediate effects have included, among other things, a drop in passenger confidence in air travel with a consequent decrease in demand for air travel, increased security costs for European airlines, grounding of aircraft, reduced profits and possible solvency or even bankruptcy issues for some airlines which may result in the consolidation of some European airlines, and may affect the prospects of AerCo's European lessees.

At September 16, 2002, 3.2% of the aircraft by appraised value at February 19, 2002 were on lease to Turkish lessees. Any fall in value of the Euro, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay U.S. dollar denominated costs including lease rentals. The long-term effect which the September 11, 2001 terrorists attacks in the United States and subsequent military action in Afghanistan and any future military action in the Middle East may have for the Turkish aviation industry is not yet fully known. However, the immediate effects have included, among other things, a drop in passenger confidence in air travel to and from Turkey and a consequent decrease in demand for air travel resulting in the grounding of aircraft which may lead to significant increases in operating costs for airlines based in Turkey. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

Compliance with Governmental and Technical Regulations. In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities, and relevant manufacturers' recommendations. AerCo may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft, AerCo would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds will be sufficient for such purposes.

The US Federal Aviation Administration (the "FAA") has issued an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. AerCo has eight MD-80 series aircraft representing 9.65% of the portfolio by appraised value at February 19, 2002. AerCo will incur significant costs in ensuring these aircraft comply with these standards. AerCo expects to complete the modification of three of the eight aircraft by December 2002 at an estimated cost of approximately $1.7 million and to modify the remaining five aircraft by April 2005 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA has issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labor cost to implement such modifications for each aircraft is approximately $270,000 per aircraft. AerCo has 31 Boeing 737 aircraft in the portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. Based on the current cycles completed to date by AerCo's Boeing 737 aircraft, AerCo's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring AerCo's Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA has issued an AD mandating the replacement of main landing gear shock strut pistons on MD-80 and MD-90 aircraft prior to the accumulation of 30,000 cycles on the existing main landing gear shock strut pistons. The cost for such replacement is approximately $265,000 per aircraft. Depending on warranty credit provided by the manufacturer, the majority of this cost may be claimed from the manufacturer. AerCo has eight MD-80 series aircraft representing 9.65% of our portfolio by appraised value at February 19, 2002. In the event that warranty credit is not available from the manufacturer for any aircraft, AerCo could incur significant costs in ensuring AerCo's MD-80 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA has issued an AD mandating a re-design of the rudder systems of Boeing 737 aircraft prior to November 2008. The average cost per aircraft of such modifications is approximately $182,000. AerCo has 31 Boeing 737 aircraft in the portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. It is expected that AerCo will incur the full cost of this modification, which could impact adversely on AerCo's results of operations.

The aircraft engines in our portfolio are subject to a number of mandated inspections which are accomplished while the engine is installed on the aircraft. In the event that an engine fails such an inspection, a shop visit repair of the engine may be required earlier than anticipated based on normal operating performance. Depending on whether the cost of carrying out the shop visit would have to be borne by AerCo or the lessees, such mandated repairs could result in significant cash expenditures by AerCo in the future.

Operational requirements for an aircraft may vary from one jurisdiction to another. Some requirements are mandated by the state of registration, some are mandated by the state of the operating airline (which, in some cases, may be different to the state of registration). Other requirements are mandated by the states into which or over which an aircraft will be flown. An aircraft operating in a particular jurisdiction may require new modifications as they are mandated by the responsible authorities. Similarly, an aircraft transferring operation from one jurisdiction to another may require modifications to bring it up to the standard of the new jurisdiction. Depending on whether the costs of complying with these requirements are borne by AerCo or the lessees, installation of these systems could result in significant cash expenditures by AerCo in the future.

Major examples of such requirements are as follows:

TCAS/ACAS (Traffic Collision Avoidance System) is already a requirement in the United States and most of Europe. The majority of AerCo's aircraft are already compliant or will have some provisions already installed. The average cost of an installation for a non-compliant aircraft would be approximately $200,000.

EGPWS (Enhanced Ground Proximity Warning System) has been mandated for incorporation in the United States and the Joint Aviation Authorities ("JAA") countries in Europe by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $120,000.

Cargo Compartment Fire Detection and Suppression System is already a requirement in the United States. It is currently not required by the JAA for Europe, but is widely expected to be required by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $100,000.

Additional Flight Data Recorder Parameters are a requirement in the United States from August 2002. The requirement varies depending on year of manufacture and existing provisions. The average cost of an installation for a non-compliant aircraft would be approximately $100,000.

As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. The International Civil Aviation Organization ("ICAO") requires contracting states to mandate the incorporation of enhanced security cockpit doors and cockpit doorway surveillance systems by November 1, 2003. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.

Other governmental regulations may apply to the aircraft, including requirements relating to noise and emissions levels. Again, such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Annex 16 Volume 1 Chapters 2 and 3 of the Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft as defined by the U.S. Federal Aviation Administration in FAR 36. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Chapter 3 aircraft and are expected imminently to prohibit the operation of such aircraft in the relevant jurisdictions. In the United States such a prohibition went into effect at the end of 1999. In the European Union, the prohibition came into effect at the end of March 2002. Since AerCo Group has the ability to acquire Chapter 2 aircraft, these regulations may affect AerCo adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Chapter 3 aircraft. Furthermore, a new more restrictive standard has been adopted in Annex 16 Volume 1 Chapter 4 of the Chicago Convention that is currently only applicable to aircraft newly manufactured after 1 January 2006. At present there is no requirement to phase out aircraft manufactured prior to 2006 which do not comply with the Chapter 4 standard. However, if such a requirement is mandated in the future, it may adversely affect the value of or the ability to remarket such aircraft within the AerCo portfolio.

Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date.

AERCO Cashflow Performance for the Period from June 17, 2002 to September 16, 2002
Comparison of Actual Cash flows versus Adjusted Base Case Cash Flows

                                                                   Adjusted *                               Adjusted *
                                                          Actual   Base Case      Variance         Actual   Base Case    Variance
                                                          ------   ---------      --------         ------   ---------    --------
                CASH COLLECTIONS

  1             Lease Rentals                              45.90       45.90         0.00          100.0%      100.0%       0.0%
  2              -   Renegotiated Leases                   (4.00)       0.00        (4.00)          (8.7%)       0.0%      (8.7%)
  3              -   Rental Resets                         (3.80)       0.00        (3.80)          (8.3%)       0.0%      (8.3%)
  4              -   Aircraft Sales                         0.00        0.00         0.00            0.0%        0.0%       0.0%
                                                        ----------------------------------      ---------------------------------
  5  1 - 5      Contracted Lease Rentals                   38.10       45.90        (7.80)          83.0%      100.0%     (17.0%)
  6             Movement in Current Arrears                (1.00)       0.00        (1.00)          (2.2%)       0.0%      (2.2%)
                Balance
  7             less Net Stress Related Costs
  8              -   Bad Debts                              0.00       (0.46)        0.46            0.0%       (1.0%)      1.0%
  9              -   Security Deposits drawn down           0.00        0.00         0.00            0.0%        0.0%       0.0%
 10              -   Deferred Arrears                       0.60        0.00         0.60            1.3%        0.0%       1.3%
 11              -   AOG                                    0.00       (1.93)        1.93            0.0%       (4.2%)      4.2%
 12              -   Other Leasing Income                   0.00        0.00         0.00            0.0%        0.0%       0.0%
 13              -   Repossession                           0.00       (0.37)        0.37            0.0%       (0.8%)      0.8%
                                                        ----------------------------------      ---------------------------------
 14  8 - 13     Sub-total                                   0.60       (2.76)        3.36            1.3%       (6.0%)      7.3%
 15  5+6+14     Net Lease Rental                           37.70       43.14        (5.44)          82.1%       94.0%     (11.9%)
 16             Interest Earned                             0.30        0.91        (0.61)           0.7%        2.0%      (1.3%)
 17             Aircraft Sales                              0.00        0.00         0.00            0.0%        0.0%       0.0%
 18             Net Maintenance                             3.90        0.00         3.90            8.5%        0.0%       8.5%
                                                        ----------------------------------      ---------------------------------
 19  15 - 18    Total Cash Collections                     41.90       44.05        (2.15)          91.3%       96.0%      (4.7%)
                                                        ==================================      =================================
                CASH EXPENSES
                Aircraft Operating Expenses
 20              -   Insurance                              0.00        0.00         0.00            0.0%        0.0%       0.0%
 21              -   Re-leasing and other overheads        (0.80)      (1.38)        0.58           (1.7%)      (3.0%)      1.3%
                                                        ----------------------------------      ---------------------------------
 22  20+21      Sub-total                                  (0.80)      (1.38)        0.58           (1.7%)      (3.0%)      1.3%
                SG&A Expenses
 23             Aircraft Servicer Fees
                 -   Retainer Fee                          (0.40)      (0.43)        0.03           (0.9%)      (0.9%)      0.1%
                 -   Rent Collected Fee                    (0.40)      (0.37)       (0.03)          (0.9%)      (0.8%)     (0.1%)
                 -   Previous Servicer                      0.00        0.00         0.00            0.0%        0.0%       0.0%
                 -   Sales Fee                              0.00        0.00         0.00            0.0%        0.0%       0.0%
                                                        ----------------------------------      ---------------------------------
 24          23 Sub-total                                  (0.80)      (0.80)        0.00           (1.7%)      (1.7%)      0.0%
 25             Other Servicer Fees                        (1.90)      (0.89)       (1.01)          (4.1%)      (1.9%)     (2.2%)
                                                        ----------------------------------      ---------------------------------
 26  24+25      Sub-total                                  (2.70)      (1.69)       (1.01)          (5.9%)      (3.7%)     (2.2%)
                                                        ==================================      =================================

                                                        ----------------------------------      ---------------------------------
 27  26+22      Total Cash Expenses                        (3.50)      (3.07)       (0.43)          (7.6%)      (6.7%)     (0.9%)
                                                        ==================================      =================================
                NET CASH COLLECTIONS
 28          19 Total Cash Collections                     41.90       44.05        (2.15)          91.3%       96.0%      (4.7%)
 29          26 Total Cash Expenses                        (3.50)      (3.07)       (0.43)          (7.6%)      (6.7%)     (0.9%)
 30             Movement on Expense Account                 0.00        0.00         0.00            0.0%        0.0%       0.0%
 31             Refinancing Fees                            0.00       (2.35)        2.35            0.0%       (5.1%)      5.1%
 31             Interest Payments                         (10.00)     (22.80)       12.80          (21.8%)     (49.7%)     27.9%
 32             Swap Payments                             (11.00)       0.35       (11.35)         (24.0%)       0.8%     (24.7%)
                                                        ----------------------------------      ---------------------------------
 33  28 - 32    TOTAL                                      17.40       16.18         1.22           37.9%       35.3%       2.7%
                                                        ==================================      =================================
 33             PRINCIPAL PAYMENTS
                Subclass A                                 14.40       13.08         1.32           31.4%       28.5%       2.9%
                Subclass B                                  1.70        1.80        (0.10)           3.7%        3.9%      (0.2%)
                Subclass C                                  1.30        1.30         0.00            2.8%        2.8%       0.0%
                Subclass D                                  0.00        0.00         0.00            0.0%        0.0%       0.0%
                                                        ----------------------------------      ---------------------------------
                Total                                      17.40       16.18         1.22           37.9%       35.3%       2.7%
                                                        ==================================      =================================

*Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offerring Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

Coverage Ratios

                                                                                           Adjusted*
                                                          Closing            Actual        Base Case
                                                          -------            ------        ---------
      Net Cash Collections                                                     17.4            16.2
      Add Back Interest and
      Swap Payments                                                            21.0            22.5

      Add Back Permitted Accruals                                               0.0             0.0

a     Net Cash Collections                                                     38.4            38.6
      (excl. interest and swap payments)
b     Swaps                                                                    11.0            (0.4)
c     Class A Interest                                                          4.9            14.9
d     Class A Minimum                                                           0.0             0.0
e     Class B Interest                                                          0.9             2.5
f     Class B Minimum                                                           0.2             0.2
g     Class C Interest                                                          1.4             3.3
h     Class C Minimum                                                           0.0             0.0
I     Class D Interest                                                          2.1             2.1
j     Class D Minimum                                                           0.0             0.0
k     Class A Scheduled                                                         0.0             0.0
l     Class B Scheduled                                                         1.7             1.6
m     Class C Scheduled                                                         1.2             1.3
n     Class D Scheduled                                                         0.0             0.0
o     Permitted Aircraft Modificatons                                           0.0             0.0
p     Step-up Interest                                                          0.7             0.0
r     Class A Supplemental                                                     14.4            13.0
s     Class E Primary Interest                                                  0.0             0.0
t     Class B Supplemental                                                      0.0             0.0
u     Class A Outstanding                                                       0.0             0.0
                                                                       -------------    ------------

      Total                                                                    38.5            38.6
                                                                       -------------    ------------


 [1]  Interest Coverage Ratio
      Class A                                                                  2.42            2.65  = a/(b+c)
      Class B                                                                  2.29            2.27  = a/(b+c+d+e)
      Class C                                                                  2.09            1.88  = a/(b+c+d+e+f+g)
      Class D                                                                  1.87            1.71  = a/(b+c+d+e+f+g+h+i)

 [2]  Debt Coverage Ratio
      Class A                                                                  1.87            1.71  = a/(b+c+d+e+f+g+h+I+j+k)
      Class B                                                                  1.73            1.59  = a/(b+c+d+e+f+g+h+I+j+k+l)
      Class C                                                                  1.64            1.51  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
      Class D                                                                  1.64            1.51  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

      Loan to Value Ratios (in 100,000 dollars)
 [3]  Assumed Portfolio Value                             1,566.7           1,340.8         1,340.8
 [4]  Adjusted Portfolio Value                                              1,263.8
      Liquidity Reserve Amount
      Of which - Cash                                        65.0              65.0            65.0
               - Accrued Expenses                             5.0               6.0             5.0
               - Security Deposit                            22.4              17.3            22.4
                                                     -------------     -------------    ------------
      Subtotal                                               92.4              88.3            92.4
      Letters of Credit                                       0.0               0.0             0.0
      Subtotal                                               92.4              88.3            92.4

 [5]  Total Asset Value                                   1,659.1           1,429.1         1,433.2

      Note Balances as at June 15, 2002
      Class A                                               998.4             830.5           827.9
      Class B                                               154.8             132.9           132.6
      Class C                                               164.1             157.7           157.7
      Class D                                               100.0             100.0           100.0
                                                     -------------     -------------    ------------
                                                          1,417.3           1,221.1         1,218.2
                                                     -------------     -------------    ------------

[1] Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

     The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

AERCO Cashflow Performance for the Period from July 17, 2000 to September 16, 2002
Comparison of Actual Cash flows versus Adjusted Base Case Cash Flows

                                                                      Adjusted *                             Adjusted *
                                                            Actual    Base Case     Variance        Actual   Base Case     Variance
                                                            ------    ---------     --------        ------   ---------     --------
                 CASH COLLECTIONS

  1              Lease Rentals                              400.30       400.30        0.00         100.0%      100.0%        0.0%
  2               -   Renegotiated Leases                   (14.90)        0.00      (14.90)         (3.7%)       0.0%       (3.7%)
  3               -   Rental Resets                         (15.60)        0.00      (15.60)         (3.9%)       0.0%       (3.9%)
  4               -   Aircraft Sales                          0.00         0.00        0.00           0.0%        0.0%        0.0%
                                                        ------------------------------------     ----------------------------------
  5  1 - 5       Contracted Lease Rentals                   369.80       400.30      (30.50)         92.4%      100.0%       (7.6%)
  6              Movement in Current Arrears                 (3.70)        0.00       (3.70)         (0.9%)       0.0%       (0.9%)
                 Balance
  7              less Net Stress Related Costs
  8               -   Bad Debts                               0.00        (4.03)       4.03           0.0%       (1.0%)       1.0%
  9               -   Security Deposits drawn down            0.50         0.00        0.50           0.1%        0.0%        0.1%
 10               -   Capitalised Arrears                    (0.30)        3.10       (3.40)         (0.1%)       0.8%       (0.8%)
 11               -   AOG                                    (6.20)      (16.97)      10.77          (1.5%)      (4.2%)       2.7%
 12               -   Other Leasing Income                    0.00         0.00        0.00           0.0%        0.0%        0.0%
 13               -   Repossession                           (0.30)       (3.22)       2.92          (0.1%)      (0.8%)       0.7%
                                                        ------------------------------------     ----------------------------------
 14  8 - 13      Sub-total                                   (6.30)      (21.12)      14.82          (1.6%)      (5.3%)       3.7%
 15  5+6+14      Net Lease Rental                           359.80       379.18      (19.38)         89.9%       94.7%       (4.8%)
 16              Interest Earned                              7.70         7.92       (0.22)          1.9%        2.0%       (0.1%)
 17              Aircraft Sales                              50.50        51.00       (0.50)         12.6%       12.7%       (0.1%)
 18              Net Maintenance                             13.10         0.00       13.10           3.3%        0.0%        3.3%
                                                        ------------------------------------     ----------------------------------
 19  15 - 18     Total Cash Collections                     431.10       438.10       (7.00)        107.7%      109.4%       (1.7%)
                                                        ====================================     ==================================
                 CASH EXPENSES
                 Aircraft Operating Expenses
 20               -   Insurance                              (0.40)        0.00       (0.40)         (0.1%)       0.0%       (0.1%)
 21               -   Re-leasing and other overheads        (10.80)      (12.10)       1.30          (2.7%)      (3.0%)       0.3%
                                                        ------------------------------------     ----------------------------------
 22  20+21       Sub-total                                  (11.20)      (12.10)       0.90          (2.8%)      (3.0%)       0.2%
                 SG&A Expenses
 23              Aircraft Servicer Fees
                  -   Retainer Fee                           (3.40)       (3.40)       0.00          (0.8%)      (0.8%)       0.0%
                  -   Rent Collected Fee                     (3.90)       (3.90)       0.00          (1.0%)      (1.0%)       0.0%
                  -   Previous Servicer                      (1.30)        0.00       (1.30)         (0.3%)       0.0%       (0.3%)
                  -   Sales Fee                              (0.50)        0.00       (0.50)         (0.1%)       0.0%       (0.1%)
                                                        ------------------------------------     ----------------------------------
 24           23 Sub-total                                   (9.10)       (7.30)      (1.80)         (2.3%)      (1.8%)      (0.4%)
 25              Other Servicer Fees                        (17.40)       (9.20)      (8.20)         (4.3%)      (2.3%)      (2.0%)
                                                        ------------------------------------     ----------------------------------
 26  24+25       Sub-total                                  (26.50)      (16.50)     (10.00)         (6.6%)      (4.1%)      (2.5%)
                                                        ====================================     ==================================

                                                        ------------------------------------     ----------------------------------
 27  26+22       Total Cash Expenses                        (37.70)      (28.60)      (9.10)         (9.4%)      (7.1%)      (2.3%)
                                                        ====================================     ==================================
                 NET CASH COLLECTIONS
 28           19 Total Cash Collections                     431.10       438.10       (7.00)        107.7%      109.4%       (1.7%)
 29           26 Total Cash Expenses                        (37.70)      (28.60)      (9.10)         (9.4%)      (7.1%)      (2.3%)
 30              Movement on Expense Account                  8.90         0.00        8.90           2.2%        0.0%        2.2%
                 Refinancing Costs                            0.00        (2.30)       2.30           0.0%       (0.6%)       0.6%
 31              Interest Payments                         (152.60)     (212.20)      59.60         (38.1%)     (53.0%)      14.9%
 32              Swap Payments                              (53.50)        4.10      (57.60)        (13.4%)       1.0%      (14.4%)
                                                        ------------------------------------     ----------------------------------
 33  28 - 32     TOTAL                                      196.20       199.10       (2.90)        (58.7%)     (59.7%)       1.0%
                                                        ====================================     ==================================
 33              PRINCIPAL PAYMENTS
                 Subclass A                                 167.90       170.50       (2.60)         41.9%       42.6%       (0.6%)
                 Subclass B                                  21.80        22.10       (0.30)          5.4%        5.5%       (0.1%)
                 Subclass C                                   6.50         6.50        0.00           1.6%        1.6%        0.0%
                 Subclass D                                   0.00         0.00        0.00           0.0%        0.0%        0.0%
                                                        ------------------------------------     ----------------------------------

                 Total                                      196.20       199.10       (2.90)         49.0%       49.7%       (0.7%)
                                                        ====================================     ==================================

*Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offerring Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

AerCo Portfolio Analysis at September 16, 2002

                                                                                                                              % of
                                                                                                                   % of     Aircraft
                                                                                                   Appraised     Aircraft      by
                                                                     Engine             Date of     Value at        by     Appraised
                                                      Aircraft     Configur-  Serial  Manufacture  February 19,  Appraised   Value
No.      Region      Country       Lessee               Type         ation    Number  /Conversion   2002(US$m)     Value   in Region
------------------------------------------------------------------------------------------------------------------------------------
 1.   Asia           China         China Xinjiang     B757-200    RB211-535E4  26153     Aug-92      34,663        2.7%
 2.   (Emerging)     China         China Southern     B737-300    CFM56-3C1    26068     Jun-92      20,977        1.6%
 3.                  China         China Southern     B737-300    CFM56-3C1    25604     Jan-93      20,760        1.6%
 4.                  China         Xiamen Airlines    B737-500    CFM56-3C1    27153     Aug-93      19,260        1.5%
 5.                  China         Xiamen Airlines    B737-500    CFM56-3C1    27155     Mar-93      19,657        1.5%
 6.                  India         Indian Airlines    A300B4-200  CF6-50C2       240     May-83       8,137        0.6%
 7.                  Indonesia     Mandala Airlines   B737-400    CFM56-3C1    23868     Oct-88      20,047        1.5%
 8.                  Philippines   PAL                B737-300    CFM56-3B1    24465     Aug-89      18,130        1.4%
 9.                  Philippines   PAL                B737-300    CFM56-3B1    24677     Mar-90      18,733        1.4%
 10.                 Philippines   PAL                B737-400    CFM56-3C1    25594     May-92      23,340        1.8%
 11.                 South Korea   Asiana             B737-400    CFM56-3C1    25764     Jun-92      22,570        1.7%
 12.                 South Korea   Asiana             B737-400    CFM56-3C1    25765     Jul-92      22,830        1.8%
 13.                 South Korea   Asiana             B737-500    CFM56-3C1    25768     May-95      20,683        1.6%
 14.                 Taiwan        FEAT               MD83        JT8D-219     49952     Dec-91      17,760        1.4%
Sub-total                                                                                                                    22.1%
 15.  Europe         Italy         Volare Spa         A320-200    CFM5-5A1        85     Feb-90      23,280        1.8%
 16.  (Developed)    Italy         Blue Panorama      B737-400    CFM56-3C1    24901     May-90      22,220        1.7%
 17.                 Italy         Blue Panorama      B737-400    CFM56-3C1    27074     Apr-92      23,480        1.8%
 18.                 Spain         Spanair            MD83        JT8D-219     49627     Apr-89      14,810        1.1%
 19.                 Spain         Spanair            MD83        JT8D-219     49790     Oct-89      15,410        1.2%
 20.                 Spain         Spanair            MD-82       JT8D-217C    49570     Feb-88      13,437        1.0%
 21.                 UK            Air 2000           B757-200    RB211-535E4  26158     Feb-93      37,237        2.9%
 22.                 UK            Mytravel           A320-200    CFM56-5A3      299     Apr-92      25,387        2.0%
 23.                 UK            Mytravel           A320-200    V2500-A1       362     Nov-92      24,600        1.9%
 24.                 UK            BMI                A320-200    V2527-A5       934     Jan-99      37,273        2.9%
 25.                 UK            BMI                A321-200    V2533-A5      1207     Apr-00      48,767        3.7%
 26.                 UK            Monarch            A320-200    CFM56-5A3      391     Feb-93      26,650        2.0%
 27.                 UK            British Airways    B737-500    CFM56-3C1    25789     Feb-92      19,583        1.5%
 28.                 UK            British Airways    B737-300    CFM56-3C1    24908     Mar-91      20,420        1.6%
 29.                 UK            JMC Airlines       A320-200    V2500-A1       354     Oct-92      25,230        1.9%
 30.                 UK            JMC Airlines       A320-200    V2500-A1       411     Mar-93      27,180        2.1%
 31.                 Belgium       Virgin Express     B737-400    CFM56-3C1    24270     May-89      20,190        1.6%
 32.                 Belgium       Virgin Express     B737-400    CFM56-3C1    24271     Jun-89      20,123        1.5%
 33.                 Belgium       Virgin Express     B737-300    CFM56-3B2    25041     Mar-91      20,387        1.6%
 34.                 Finland       Finnair            MD-82       JT8D-219     49905     Oct-90      15,680        1.2%
 35.                 Finland       Finnair            MD-82       JT8D-219     53245     Apr-92      16,037        1.2%
 36.                 France        Europe Airpost     B737-300QC  CFM56-3B2    24021     Nov-88      19,320        1.5%
 37.                 France        Aigle Azur         B737-400    CFM56-3C1    26066     Jun-92      23,077        1.8%
 38.                 Norway        Braathens SAFE     B737-500    CFM56-3C1    24651     Apr-90      17,790        1.4%
Sub-total                                                                                                                    42.8%
 39.  Europe         Hungary       Malev              B737-300    CFM56-3C1    24909     Apr-91      19,500        1.5%
 40.  (Emerging)     Hungary       Malev              B737-400    CFM56-3C1    24904     Feb-91      23,107        1.8%
 41.                 Turkey        Pegasus            B737-400    CFM56-3C1    23979     Jan-89      19,913        1.5%
 42.                 Turkey        Pegasus            B737-400    CFM56-3C1    24685     May-90      21,707        1.7%
Sub-total                                                                                                                     6.5%
 43.  Latin America  Brazil        TAM                Fokker 100  TAY650-15    11341     Aug-91       9,963        0.8%
 44.  (Emerging)     Brazil        TAM                Fokker 100  TAY650-15    11350     Apr-92      10,337        0.8%
 45.                 Brazil        TAM                Fokker 100  TAY650-15    11351     Sep-91       9,650        0.7%
 46.                 Brazil        TAM                Fokker 100  TAY650-15    11320     Apr-91       9,237        0.7%
 47.                 Brazil        TAM                Fokker 100  TAY650-15    11322     Jun-91       8,723        0.7%
 48.                 Brazil        Nordeste           B737-500    CFM56-3C1    26067     Jun-92      18,843        1.4%
 49.                 Brazil        Varig              B737-300    CFM56-3C1    24834     Jun-90      18,690        1.4%
 50.                 Chile         AILL (1)           DC8-71F     CFM56-2C1    46040     Mar-91      11,543        0.9%
 51.                 Columbia      Avianca            B757-200    RB211-535E4  26152     Aug-92      33,750        2.6%
Sub-total                                                                                                                    10.0%
 52.  North America  Canada        Air Canada         A320-200    CFM56-5A1      403     Dec-93      28,333        2.2%
 53.  (Devoloped)    Canada        Air Canada         B767-300ER  PW4060       24947     Mar-91      49,027        3.8%
 54.                 Canada        Air Canada         B767-300ER  PW4060       24999     Feb-91      48,230        3.7%
 55.                 USA           BAX Global         DC8-71F     CFM56-2C1    46064     Mar-92       9,413        0.7%
 56.                 USA           Delta              B737-300    CFM56-3B1    23345     Jul-85      13,110        1.0%
 57.                 USA           Vanguard Airlines  MD-82       JT8D-219     49931     Aug-90      16,177        1.2%
                                    Inc. (2)
 58.                 USA           Vanguard Airlines  MD-82       JT8D-219     49932     Sep-90      16,240        1.2%
                                    Inc. (2)
 59.                 USA           Frontier           B737-300    CFM56-3C1    24856     Aug-90      19,407        1.5%
 60.                 USA           Frontier           B737-300    CFM56-3B2    26440     Mar-92      20,847        1.6%
 61.                 USA           Frontier           B737-300    CFM56-3B2    26442     May-92      21,003        1.6%
Sub-total                                                                                                                    18.6%

                                                                                                 ----------------------------------
            Total                                                                                 1,301,865      100.0%     100.0%
                                                                                                 ==================================

1. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.
2. The two aircraft on lease to Vanguard Airlines Inc. were repossessed in early October 2002.

                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in-Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                             /s/ G. Adrian Robinson
                                                -----------------------------
                                                G. Adrian Robinson

                                                Witness: /s/ B. C. Robins


Dated: 24 July 2002                             /s/ Peter Sokell
                                                -----------------------------
                                                Peter Sokell

                                                Witness: /s/ B. C. Robins


Dated: 24 July 2002                             /s/ Kenneth N. Peters
                                                -----------------------------
                                                Kenneth N. Peters

                                                Witness: /s/ B. C. Robins


Dated: 24 July 2002                             /s/ M. John McMahon
                                                -----------------------------
                                                M. John McMahon

                                                Witness: /s/ B. C. Robins


Dated: 9 August 2002                            /s/ Sean Brennan
                                                -----------------------------
                                                Sean Brennan

                                                Witness: Marian Kennedy